Exhibit 8.1
List of Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation
MOUNT NOREFJELL INC.	Liberia
MOUNT ITA INC.	Liberia
MOUNT ETNA INC.	Liberia
MOUNT BLANC INC.	Liberia
MOUNT MATTERHORN INC.	Liberia
MOUNT NEBLINA INC.	Liberia
MOUNT BANDEIRA INC.	Liberia
MOUNT HUA INC.	Liberia
MOUNT EIGER INC. (formerly known as MOUNT ELBRUS INC.)	Liberia
MOUNT DENALI INC.	Liberia
MOUNT ACONCAGUA INC.	Liberia
MOUNT EMAI INC.	Liberia
HIMALAYA SHIPPING MANAGEMENT (UK) LIMITED	United Kingdom